                               M | O | O | R | E

                              CORPORATION LIMITED

                                 Interim Report



                                TO SHAREHOLDERS
                               FOR THE SIX MONTHS
                              ENDED JUNE 30, 2000


                                       2
www.moore.com

CORPORATE
       VISION

    Moore Corporation Limited will be a high growth, technology-based leader in the management and communication of customer information, thereby creating value for our shareholders, customers and employees.

MESSAGE FROM
       THE CEO

    Despite our disappointing second quarter results, growth remains a priority. We are actively working to remedy short-term performance issues at our North American forms and labels business, and expect improvement by year-end. At the same time, we are implementing key strategic initiatives to transform Moore from the largest paper-based provider of forms and labels, to a leader in delivering digital information services.

    During the quarter, we announced measures to improve our North American operations including the appointment of Gary Ampulski as President and the launch of five key initiatives designed to drive incremental sales and enhance internal efficiencies throughout its business.

    Also during the quarter, we launched several digital initiatives such as the introduction of E-Procurement@Moore-TM-, POD@Moore-TM- and TheMooreStore.com-TM-, a suite of e-commerce solutions that enable the online procurement of on-demand print services and related digital business documents. The launch of these electronic commerce solutions follows recent alliances with Noosh Inc., Impress and Commerce One to provide Internet-based e-commerce solutions for our customers.

    We also announced in the second quarter the formation of Latitudes-TM-, a corporate-wide initiative dedicated to expanding sales to new customers and new market segments, not currently served by our direct sales force, through the accelerated use of independent distributors.

    The launch of these strategic initiatives support our goal of leading the industry's digital revolution. While our progress is yet to be reflected in our financial results, there is solid evidence that we are beginning to tap new markets and develop high-demand digital solutions that position the company for long-term growth. I remain confident in my belief that with continued focus on actions that will directly impact our business, evidence of our progress will begin to show up in our financials by the end of the year.

    In addition, the Corporate-wide $30 million cost containment program launched at the end of the first quarter is proceeding as planned. The benefits of this program are expected to be realized in the second half of the year.

FINANCIAL
       HIGHLIGHTS

FOR THE SIX MONTHS
ENDED JUNE 30, 2000

                            2000         1999
                          ---------    -------
Sales                     $  1,127     $ 1,182
Income (loss)                  (25)         22
  from operations
Net earnings (loss)            (23)         12
Per common share
   Net earnings           $  (0.26)    $  0.13
   Dividends              $   0.10     $  0.10
Average shares              88,457      88,457
  outstanding (thousands)

EXPRESSED IN UNITED STATES CURRENCY AND, EXCEPT PER SHARE AMOUNTS, IN MILLIONS OF DOLLARS.

LETTER TO
       SHAREHOLDERS

OPERATING RESULTS DISCUSSION

    Highlights of the consolidated results reported for the first six months of 2000 and 1999 are shown in the accompanying consolidated statement of earnings on pages 8 and 9 of this interim report.

    The reported consolidated results of the second quarter of 2000 (Q2-2000) and 1999 (Q2-1999) as well as for the first half of 2000 and 1999 include certain transactions which affect the operating results in a disproportionate manner. These are a divestiture, Year 2000 costs and other one-time transactions. Items, as detailed below, have been removed from the operating results of the affected periods in order to improve their comparability.

- Operating results in the first half of 1999 of the Data Management Services business unit sold in December 1999 with sales of $34.6 million ($15.4 million in Q2-1999) and a loss from operations of $1.0 million ($1.5 million loss in Q2-1999).

- Year 2000 costs for the second quarter and first six months of 1999 of $5 million and $10.3 million, respectively.

- Restructuring expenses of $3.8 million incurred in the first half of 2000 as a result of the change in accounting policy explained in the first quarter 2000 interim report ($2.3 million in Q2-2000).

    All further discussions will be based on the Corporation's operating results net of the above mentioned items.

EXPRESSED IN UNITED STATES
CURRENCY AND, EXCEPT PER
SHARE AMOUNTS, IN MILLIONS
OF DOLLARS.

                                          Presented net of above noted items
                                         --------------------------------------
                                         THREE MONTHS ENDED   SIX MONTHS ENDED
                                               JUNE 30            JUNE 30
                                         --------------------------------------
                                         2000        1999       2000      1999
Sales:
     Moore North
          America                        $ 351.1   $ 375.3    $ 711.4   $  763.5
     CCS United States                     116.1     107.6      247.6      229.3
     Latin America                          47.7      40.8       91.6       78.8
     Europe                                 35.5      33.5       76.7       75.3
                                         -------   -------    -------   --------
                                         $ 550.4   $ 557.2    $1,127.3  $1,146.9
                                         -------   -------    -------   --------
Income (loss) from
 operations:
   Moore North
     America                             $ (19.6)  $ 6.6      $ (40.6)  $   10.4
   CCS United States                         6.0     8.3         17.8       23.1
   Latin America                             1.4     0.1          2.9       (0.6)
   Europe                                   (0.1)    0.6          0.1        1.3
   General Corporate                        (0.7)   (0.8)        (0.9)      (1.1)
                                         --------   -----     --------   ------
                                         $ (13.0)  $14.8      $ (20.7)   $  33.1
                                         -------   -------    -------   --------
NET EARNINGS (LOSS)                      $ (12.5)  $ 5.8      $ (20.4)   $  18.2
                                         -------   -------    -------   --------
NET EARNINGS (LOSS)
  PER COMMON SHARE                       $ (0.14)  $0.06     $  (0.23)   $  0.20
                                         -------   -------    -------   --------

    Sales in Q2-2000 of $550.4 million were marginally lower than Q2-1999 sales of $557.2 million. Sales in the first half of 2000 of $1,127.3 million decreased by 1.7% compared to sales of $1,146.9 million in the same period of 1999.

- Forms sales in the first six months of 2000 of $768.2 million decreased by $42.2 million compared to Forms sales of $810.4 million in the same period last year. Included in Forms sales are Labels and Label Systems of $228.6 million in 2000 compared to $225.6 million in 1999.

- CCS sales in the first half of 2000 of $359.1 million increased by 6.7% from $336.5 million in 1999.

    Losses from operations in Q2-2000 were $13.0 million compared to income from operations in Q2-1999 of $14.8 million. The year to date loss from operations in 2000 was $20.7 million, while income from operations in the first six months of 1999 was $33.1 million.

- Year to date loss from operations in 2000 for the Forms business was $36.2 million compared to an operating income of $6.6 million in the first six months of 1999.

- CCS income from operations in the first half of 2000 of $15.5 million decreased by $11.0 million from $26.5 million in 1999.

    Net loss in Q2-2000 was $12.5 million or $0.14 loss per share compared to net earnings of $5.8 million or $0.06 per share in Q2-1999. In the first six months of 2000 the net loss was $20.4 million or $0.23 per share compared to the net earnings of $18.2 million or $0.20 per share in the same period of 1999.

    Cash outflow from operations for the first six months was $24 million compared to cash inflow of $16 million for the first half of 1999. Cash resources decreased from $25 million at December 31, 1999 to bank indebtedness of $7 million at June 30, 2000. The cash was used to fund restructuring costs of $12 million, capital expenditures of $45 million, software expenditures of $19 million and dividends of $9 million offset partially by the $29 million of cash proceeds received from the sale of assets and borrowings of $25 million.

    As disclosed in the interim report of the first quarter, the Corporation is conducting an internal review of its Enterprise Resource Planning (ERP) system with the objective of maximizing benefit realization in the most timely manner possible.

    As part of this review process, the Corporation decided to postpone the deployment of a component of its ERP for its U.S.-based manufacturing facilities. Further decisions on the deployment plans or processes may be made based on the results of the review, which are expected to be completed before the end of the year. We continue to expect that the Corporation will realize significant benefits from reduction in transaction and other costs once the ERP system is fully implemented.

MOORE NORTH AMERICA

    Sales in this business segment for Q2-2000 and for the first half of 2000 of $351.1 million and $711.4 million were below sales in the corresponding periods of last year by 6% and 7%, respectively. This decline in revenue is attributable to volume shortfall in the Forms business, and in Peak Technologies, as a result of the Corporation's strategy to exit low margin accounts, and a revenue shift resulting from customers building up forms inventories in December 1999. Various initiatives were launched in the second quarter focusing on expanding our distribution in an effort to offset the sales decline.

    Operating losses in the second quarter and first six months of 2000 were $19.6 and $40.6 million, respectively, compared to income from operations of $6.6 million and $10.4 million in the corresponding periods of 1999. The losses are primarily attributable to the lower sales volumes, the investments necessary to launch various digital and Internet strategies for the Forms business as well as the continued incremental costs related to maintaining the redundant computer systems as the Corporation implements the enterprise-wide information system.

CCS UNITED STATES

    CCS U.S. sales in the second quarter and the first six months of 2000 of $116.1 million and $247.6 million increased by 8% compared to sales in both the corresponding periods of 1999. This segment continues to show volume growth over 1999 in each business unit as new opportunities have more than offset the impact of exiting unprofitable accounts and the lower volumes experienced from customers in the U.S. sweepstakes industry.

    Operating income in the second quarter and first half of 2000 was $6.0 million and $17.8 million respectively, compared to income from operations of $8.3 million and $23.1 million in the corresponding periods of 1999. Despite the revenue increase, operating income continues to be impacted by investments to create new product line ventures and to reposition existing product and service offerings as well as incremental costs associated with maintaining redundant IT systems as the ERP system is implemented.

LATIN AMERICA

    The Latin American business segment sales and operating income in the second quarter of 2000 have improved by $6.9 million and $1.3 million respectively, compared to 1999. On a year to date basis, sales and operating income were higher by $12.8 million and $3.5 million respectively, versus the first six months of 1999. Higher volumes in Brazil and Mexico offset partially by unfavourable movements in foreign exchange contributed to the improved performance.

EUROPE

    European sales in the second quarter of 2000 have increased by $2.0 million over the 1999 sales of $33.5 million. Sales in the first half of 2000 were higher by $1.4 million over the sales of $75.3 million in the same period of 1999. The increase is primarily attributable to higher volumes in the Colleagues business unit offset partially by unfavourable foreign exchange movements.

    Income from operations in the second quarter and the first half of 2000 was lower than that in the same periods last year by $0.7 million and $1.2 million respectively. The decline in operating income is primarily due to lower volume in the direct mail business combined with an unfavorable product mix movement in Colleagues.

ECONOMIC VALUE ADDED-Registered Trademark- (EVA)

    As a result of the financial results in the first two quarters, Moore did not meet its EVA improvement target for the six months ended June 30, 2000.

ANNUAL AND SPECIAL MEETING

    At the annual and special meeting on April 28, 2000, the shareholders elected the proposed slate of directors and appointed PricewaterhouseCoopers LLP as auditors until the next annual meeting. The proposal to reconfirm the amended and restated Shareholder Rights Plan agreement was withdrawn and not submitted to a vote at the meeting.

DIVIDEND

    On July 21, 2000 the Board of Directors declared a quarterly dividend of 5 CENTS per common share payable in United States funds on October 3, 2000 to shareholders of record on September 1, 2000.

/s/ W. ED TYLER                           /s/ THOMAS E. KIERANS
W. Ed Tyler                               Thomas E. Kierans
President and Chief                       Chairman of the Board
Executive Officer

July 21, 2000

                         CONSOLIDATED BALANCE SHEET

                     EXPRESSED IN UNITED STATES CURRENCY
                          IN THOUSANDS OF DOLLARS

                                                     June 30       December 31
                                                      2000            1999
                                                   -----------     -----------
ASSETS
Current assets:
Cash and short-term securities                     $    33,411     $    38,179
Accounts receivable                                    387,716         477,083
Inventories:
     Raw material                                       43,527          42,653
     Work in process                                    13,925          15,918
     Finished goods                                    119,577         120,095
Prepaid expenses                                        29,009          23,930
Deferred income taxes                                   37,734          33,002
                                                   -----------     -----------
Total current assets                                   664,899         750,860
                                                   -----------     -----------
Property, plant and equipment:
Cost                                                 1,171,512       1,199,822
Less: Accumulated depreciation                         738,038         741,014
                                                   -----------     -----------
                                                       433,474         458,808
Goodwill                                               154,364         156,867
Deferred income taxes and other assets                 565,872         263,758
                                                   -----------     -----------
Total assets                                       $ 1,818,609     $ 1,630,293
                                                   -----------     -----------

LIABILITIES
Current liabilities:
Bank loans                                         $    40,675     $    13,086
Accounts payable and accruals                          405,682         533,010
Deferred income taxes                                      263               -
Short-term debt                                         61,723          40,140
Dividends payable                                        4,423           4,423
Income taxes                                             1,863          31,805
                                                   -----------     -----------
Total current liabilities                              514,629         622,464
Long-term debt                                         208,377         201,686
Deferred income taxes and liabilities                  409,925         118,888
Minority interests                                      14,874          14,581
                                                   -----------     -----------
Total liabilities                                    1,147,805         957,619
                                                   -----------     -----------

SHAREHOLDERS' EQUITY
Common shares                                          310,881         310,881
Unrealized foreign currency translation adjustments   (124,039)       (118,256)
Retained earnings                                      483,962         480,049
                                                   -----------     -----------
                                                       670,804         672,674
                                                   -----------     -----------
Total liabilities and shareholders' equity         $ 1,818,609     $ 1,630,293
                                                   -----------     -----------

CONSOLIDATED STATEMENT OF EARNINGS

EXPRESSED IN UNITED STATES CURRENCY AND,
EXCEPT EARNINGS (LOSS) PER SHARE, IN THOUSANDS OF DOLLARS

                                                 Three months ended June 30       Six months ended June 30
                                                         2000          1999             2000          1999
                                                 ---------------------------------------------------------
Sales                                               $ 550,406    $  572,638       $1,127,270   $ 1,181,566
                                                 ---------------------------------------------------------
Cost of sales                                         387,160       388,197          791,242       801,642
Selling, general and administrative expenses          142,982       143,276          290,632       292,088
Provision for restructuring costs                       2,293             -            3,825             -
Capital asset amortization                             27,062        26,486           54,440        53,813
Research and development expense                        6,202         6,381           11,638        12,177
                                                 ---------------------------------------------------------
                                                      565,699       564,340        1,151,777     1,159,720
                                                 ---------------------------------------------------------
Income (loss) from operations                         (15,293)        8,298          (24,507)       21,846
Investment and other income                             1,148           713            1,156         3,090
Interest expense                                        6,460         5,847           12,235        10,682
                                                 ---------------------------------------------------------
                                                      (20,605)        3,164          (35,586)       14,254
Income taxes                                           (6,875)        1,008          (13,320)        2,276
Minority interests                                        364           265              713           408
                                                 ---------------------------------------------------------
Net earnings (loss)                                 $ (14,094)      $ 1,891        $ (22,979)     $ 11,570
----------------------------------------------------------------------------------------------------------
Earnings (loss) per common share                      $ (0.16)       $ 0.02          $ (0.26)       $ 0.13
----------------------------------------------------------------------------------------------------------

UNITED STATES GAAP RECONCILIATION

EXPRESSED IN UNITED STATES CURRENCY AND,
EXCEPT EARNINGS (LOSS) PER SHARE, IN THOUSANDS OF DOLLARS


                                                 Three months ended June 30       Six months ended June 30
                                                         2000          1999             2000          1999
                                                 ---------------------------------------------------------
Net earnings (loss) as reported                     $ (14,094)      $ 1,891        $ (22,979)     $ 11,570
Decreased (increased) pension expense                   6,204        (4,098)           7,895        (3,207)
Decreased post retirement benefits                      5,209         2,402            8,928         3,148
Reengineering costs                                      (700)       (1,954)          (1,500)       (2,449)
Increased termination liabilities                           -        (1,884)               -       (10,864)
Reduced income taxes (1)                               (4,225)        2,491           (6,048)        6,529
                                                 ---------------------------------------------------------
Net earnings (loss) as determined under U.S. GAAP    $ (7,606)     $ (1,152)       $ (13,704)      $ 4,727
                                                 ---------------------------------------------------------
Earnings (loss) per share:
  Basic earnings (loss) per share                     $ (0.08)      $ (0.01)         $ (0.15)       $ 0.05
  Diluted earnings (loss) per share                   $ (0.08)      $ (0.01)         $ (0.15)       $ 0.05
  Average shares outstanding (in thousands)            88,457        88,457           88,457        88,457
                                                 ---------------------------------------------------------
Comprehensive income:
  Net earnings (loss) as determined under U.S. GAAP  $ (7,606)     $ (1,152)       $ (13,704)      $ 4,727
  Other comprehensive income (loss):
    Foreign currency translation adjustment            (4,933)       (2,666)          (5,783)      (15,136)
    Unrealized gains on available-for-sale
      securities                                       (7,493)            -           (1,730)            -
                                                 ---------------------------------------------------------
Total comprehensive loss                            $ (20,032)     $ (3,818)       $ (21,217)    $ (10,409)
                                                 ---------------------------------------------------------
(1) SFAS No. 109 income tax adjustments             $       -         $ 311        $       -     $   1,253
----------------------------------------------------------------------------------------------------------

                       CONSOLIDATED STATEMENT OF CASH FLOWS

                       EXPRESSED IN UNITED STATES CURRENCY
                             IN THOUSANDS OF DOLLARS


                                                             Six Months Ended June 30
                                                                2000           1999
                                                             ---------       --------
OPERATING ACTIVITIES
Net earnings (loss)                                          $(22,979)       $  11,570
Items not affecting cash resources                             58,519           54,114
Increase in working capital other than cash resources         (59,269)         (49,234)
                                                             ---------       ---------
Total                                                        $(23,729)       $  16,450
                                                             ---------       ---------
INVESTING ACTIVITIES
Expenditure for property, plant and equipment                $(45,376)       $ (39,770)
Sale of property, plant and equipment                          28,905            6,847
Acquisition of businesses                                      (1,644)          (6,151)
Disposal of businesses                                          6,149           (1,815)
Software expenditures                                         (19,466)         (29,586)
Other                                                           7,944           (7,222)
                                                             ---------       ---------
Total                                                        $(23,488)       $ (77,697)
                                                             ---------       ---------
FINANCING ACTIVITIES
Dividends                                                    $ (8,846)       $  (8,846)
Addition to debt                                               86,747          222,553
Reduction in debt                                             (61,966)        (203,864)
Other                                                          (1,865)          (1,114)
                                                             --------        ---------
Total                                                        $ 14,070        $   8,729
                                                             --------        ---------
Decrease in cash resources before
  unrealized exchange adjustments                            $(33,147)       $ (52,518)
Unrealized exchange adjustments                                   790           (2,350)
                                                             --------        ---------
Decrease in cash resources                                    (32,357)         (54,868)
Cash resources at beginning of year(1)                         25,093          130,971
                                                             --------        ---------
Cash resources at end of period(1)                           $ (7,264)       $  76,103
                                                             --------        ---------
(1) Cash resources are defined as cash and
short-term securities less bank loans.

OTHER CASH FLOW DISCLOSURES
Interest paid                                                $ 11,990        $   6,185
Income taxes paid                                            $  3,376        $   4,030
                                                             --------        ---------

   NOTES

   EXPRESSED IN UNITED STATES CURRENCY AND, EXCEPT PER SHARE AMOUNTS, IN THOUSANDS OF DOLLARS

1. UNITED STATES GAAP

                                                                 June 30, 2000         December 31, 1999
   Balance sheet items:                                     As reported  U.S. GAAP  As reported  U.S. GAAP
                                                            ----------------------------------------------
   Net pension asset                                           (259,595) $ (36,439)   $ (22,323) $ (30,140)
   Other assets - computer software                            (147,755)   (98,968)    (139,032)   (91,745)
   Post retirement benefit cost liability                       231,469    414,893            -    426,511
   Deferred income taxes asset - long term                      (48,302)  (206,073)     (33,002)  (260,635)
   Deferred income taxes liability - long term                  108,912     75,459       24,439     91,736
   Accounts payable and accruals                                405,682    399,682      533,010    459,045
   Unrealized foreign currency translation adjustments         (124,039)   (88,855)    (118,256)   (83,072)
   Retained earnings                                            483,962    190,635      480,049    213,185
----------------------------------------------------------------------------------------------------------

2. SEGMENTED INFORMATION

For the six months                                  Moore              CCS          Latin
ended June 30                                    North America   United States     America     Europe    Consolidated
---------------------------------------------------------------------------------------------------------------------
   2000
   Total revenue                                   $ 719,691       $ 247,971      $ 91,612    $ 76,682     $1,135,956
   Intersegment revenue                               (8,249)           (437)            -           -         (8,686)
---------------------------------------------------------------------------------------------------------------------
   Sales to customers outside the enterprise       $ 711,442       $ 247,534      $ 91,612    $ 76,682     $1,127,270
---------------------------------------------------------------------------------------------------------------------
   Segment operating profit (loss)                 $ (43,687)       $ 17,493       $ 2,859      $ (318)     $ (23,653)
                                                  -----------------------------------------------------
   General corporate expenses                                                                                    (854)
                                                                                                          -----------
   Loss from operations                                                                                     $ (24,507)
                                                                                                          -----------
   Segment assets                                 $1,048,839       $ 310,588     $ 104,007   $ 115,021     $1,578,455
                                                  -----------------------------------------------------
   Corporate assets including investments                                                                     240,154
                                                                                                          -----------
   Total assets                                                                                            $1,818,609
                                                                                                          -----------
   Provision for restructuring costs                 $ 3,059           $ 313          $ 48       $ 405        $ 3,825
---------------------------------------------------------------------------------------------------------------------
   Capital asset amortization                       $ 32,686        $ 14,622       $ 3,309     $ 3,823       $ 54,440
---------------------------------------------------------------------------------------------------------------------
   Capital expenditures                             $ 20,088        $ 13,586       $ 3,303     $ 8,399       $ 45,376
---------------------------------------------------------------------------------------------------------------------
   1999
   Total revenue                                   $ 776,139       $ 264,208      $ 78,710    $ 75,265     $1,194,322
   Intersegment revenue                              (12,561)           (195)            -           -        (12,756)
---------------------------------------------------------------------------------------------------------------------
   Sales to customers outside the enterprise       $ 763,578       $ 264,013      $ 78,710    $ 75,265     $1,181,566
---------------------------------------------------------------------------------------------------------------------
   Segment operating profit (loss)                      $ 74        $ 22,141        $ (623)    $ 1,310       $ 22,902
                                                  -----------------------------------------------------
   General corporate expenses                                                                                  (1,056)
                                                                                                          -----------
   Income from operations                                                                                    $ 21,846
                                                                                                          -----------
   Segment assets                                  $ 884,509       $ 205,905      $ 95,765   $ 125,444     $1,311,623
                                                  -----------------------------------------------------
   Corporate assets including investments                                                                     345,091
                                                                                                          -----------
   Total assets                                                                                            $1,656,714
                                                                                                          -----------
   Capital asset amortization                       $ 28,774        $ 17,245       $ 3,097     $ 4,697       $ 53,813
---------------------------------------------------------------------------------------------------------------------
   Capital expenditures                             $ 21,188        $ 11,970       $ 2,743     $ 3,869       $ 39,770
---------------------------------------------------------------------------------------------------------------------

3. PROVISION FOR RESTRUCTURING COSTS

        In 1998, the Corporation incurred a pre-tax charge of $615 million, $531 million after tax, related to a restructuring plan directed at reducing costs and restoring profitability to the Forms business, and increasing profitability of the Customer Communication Services businesses. The key restructuring actions include the integration of North American operations, the disposal of non-strategic assets, and exiting of certain unprofitable products.

        In the fourth quarter of 1999, the Corporation reversed $68 million of charges, $48 million after tax, under the 1998 restructuring plan. The reversal was primarily the result of: the favourable settlement of liabilities for obligations and future payments related to the disposition of the European and Australasia Forms businesses; negotiated costs to exit customer contracts and lease agreements under several actions were lower than originally planned; the decision to sell rather than restructure the Moore Data Management Services business; and the decision to not fully implement certain restructuring actions under the plan, including the sale of certain North American businesses.

        On January 1, 2000, as a result of CICA Section 3461 - Employee Future Benefits, $68 million of termination liabilities, $46 million after tax, accrued under the 1998 restructuring program were reversed into retained earnings. In the first six months of 2000, $3.8 million of these termination liabilities have met the criteria for recognition and have been charged to current earnings.

        Included in the balance sheet at June 30, 2000 are accounts payable and accruals of $57.5 million and deferred income taxes and liabilities of $23.4 million related to the restructuring program. The carrying value of remaining assets held for disposal as at June 30, 2000 is $9.6 million. Included in the Corporation's results of operations for the six months ended June 30 are sales of $21.3 million (1999 - $20.2 million) and income from operations of $1.1 million (1999 - $0.4 million loss) from businesses to be exited under the restructuring program.

        Approximately 4,088 employees have left the Corporation as a result of restructuring actions implemented to date, representing 2,600 due to divestitures and 1,488 from other restructuring activities.

4. CAPITALIZED SOFTWARE

        The Corporation's capitalized software costs, on a consolidated basis, as at June 30, 2000 is $148 million. The Corporation is currently conducting an internal review of its Enterprise Resource Planning (ERP) system with the objective of maximizing benefit realization in the most timely manner possible. As part of this review process, the Corporation has decided to postpone deployment of a component of its ERP for its U.S.-based manufacturing facilities. As the ERP review is completed over the remainder of the year, decisions may be made to change other deployment plans or processes, which could result in a material reduction to the carrying value of the ERP asset that cannot be readily determined at this time.

5. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

        Comparative figures have been restated where appropriate to conform to the current presentation.

CORPORATE
       INFORMATION

SHAREHOLDER ACCOUNT INQUIRIES

        Effective May 1, 2000 Montreal Trust Company of Canada became the Corporation's transfer agent. Subsequently Montreal Trust was sold to Computershare Investor Services, Inc. Computeshare Investor Services operates a telephone inquiry line that can be reached by dialing toll-free 1-800-663-9097 or (416) 981-9633. Correspondence should be addressed to Moore Corporation Limited c/o Computershare Investor Services, Inc., 151 Front Street West, Toronto, Ontario M2J 2N1. As of August 8, 2000 the address will be 100 University Avenue, Toronto, Ontario M5J 2Y1. Shareholders can also e-mail Computer Investor Services at faq@montrealtrust.com or visit their web page at www.montrealtrust.com.

DIVIDENDS

        Shareholders are reminded of the flexibility available on payment of the Corporation's dividends. While the Corporation's dividends are declared payable in United States funds, registered shareholders have the option of receiving dividends in equivalent Canadian funds, or participating in the Dividend Reinvestment and Share Purchase Plan. The Dividend Reinvestment Option allows shareholders to reinvest dividends automatically in additional shares of the Corporation. The Share Purchase Option provides shareholders a means to purchase shares by making cash payments. Further information regarding these options is available from Computershare Investor Services, Inc. or the Corporation.

INVESTOR RELATIONS

        Institutional and individual investors seeking financial information about the Corporation are invited to contact John Laurie, Vice President and Treasurer at the Corporate Office.

MANAGEMENT'S
       STATEMENT

        The financial information included in this report is unaudited, but in the opinion of management it reflects all adjustments that are necessary for a fair presentation of the financial position, results of operations and changes in cash flows for the interim periods.

FORWARD LOOKING STATEMENT

    This interim report contains statements relating to future results of the Corporation (including certain anticipated, planned, forecasted, expected, targeted, believed and estimated results and the Corporation's outlook concerning future results) that are "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause the actual results to differ materially from such forward-looking statements. Factors that could cause such material differences include, without limitation, the following: the successful completion of the restructuring program announced in 1998 within the time frame anticipated to execute the respective restructuring actions and achieving the associated benefits, the successful implementation of the cost reduction program that commenced in the first quarter of 2000, the successful implementation of the ERP system within anticipated time frames and achieving associated benefits, the effects of paper price fluctuations on the Corporation's Forms operations, successful execution of key strategies (including the digital and Internet strategies), the rate of migration from paper-based forms to digital formats, maintenance of growth rates in Customer Communication Services businesses, the impact of currency fluctuations in the countries in which the Corporation operates, general economic and other factors beyond the Corporation's control, and other assumptions, risks and uncertainties described from time to time in the Corporation's periodic filings with Securities Regulators.

MOORE-Registered Trademark-
Moore Corporation Limited
1 First Canadian Place
P.O. Box 78
Toronto, Ontario
M5X 1G5

Internet: http://www.moore.com
Tel: (416) 364-2600
Fax: (416) 364-1667

[RECYCLE LOGO]
Printed on recycled paper containing post-consumer waste, with environmentally friendly vegetable inks.
Printed in Canada